

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

VIA FACSIMILE AND U.S. MAIL

November 9, 2007

Loren M. Starr
Chief Financial Officer
Invesco PLC
1360 Peach Tree Street N.E.
Atlanta, Georgia 30309

> **RE: Invesco PLC
> Form 20-F for Fiscal Year Ended December 31, 2006
> File No. 1-13908**

Dear Mr. Starr:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant